SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Constellation Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

210373106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,584,957(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,584,957(1)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.4%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)

All shares of Common Stock, are held by TCG LP (as defined in item 2(a) below), except that TCG GP (as defined in item 2(a) below), the general partner of TCG LP, and Goeddel (as defined in item 2(a) below) and Svennilson (as defined in item 2(a) below), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such shares.

(2)

The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020 (the “Form 10-Q”).

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,584,957(3)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,584,957(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,584,957(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.4%(4)
12.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,880,623(5)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,880,623(5)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%(6)
12.	Type of Reporting Person (See Instructions): PN

(5)

All shares of Common Stock are held by Ponoi LP (as defined in item 2(a) below), except that Ponoi LLC (as defined in item 2(a) below), the general partner of Ponoi LP, and Goeddel, Svennilson and Kutzkey (as defined in item 2(a) below), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such shares.

(6)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,880,623(7)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,880,623(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,880,623(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 4.0%(8)
12.	Type of Reporting Person (See Instructions): OO

(7)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.
(8)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,574,229(9)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,574,229(9)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(9)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 3.3%(10)
12.	Type of Reporting Person (See Instructions): PN

(9)

All shares of Common Stock are held by Ponoi II LP (as defined in item 2(a) below), except that Ponoi II LLC (as defined in item 2(a) below), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi II LLC, may be deemed to share dispositive and voting power over such shares.

(10)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,574,229(11)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,574,229(11)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,574,229(11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 3.3%(12)
12.	Type of Reporting Person (See Instructions): OO

(11)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.
(12)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 19,571(13)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 19,571(13)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,571(13)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%(14)
12.	Type of Reporting Person (See Instructions): PN

(13)

All shares of Common Stock are held by TCG III LP (as defined in item 2(a) below), except that TCG III GP (as defined in item 2(a) below), the general partner of TCG III LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such shares.

(14)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 22,103(15)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 22,103(15)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,103(15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%(16)
12.	Type of Reporting Person (See Instructions): PN

(15)

All shares of Common Stock are held by TCG III-A LP (as defined in item 2(a) below), except that TCG III GP, the general partner of TCG III-A LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such shares.

(16)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 41,674(17)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 41,674(17)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,674(17)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.1%(18)
12.	Type of Reporting Person (See Instructions): PN

(17)	TCG III GP is the general partner of TCG III LP and TCG III-A LP and shares voting and dispositive power over the shares of Common Stock held by TCG III LP and TCG III-A LP.
(18)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,081,483(19)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,081,483(19)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,081,483(19)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 12.8%(20)
12.	Type of Reporting Person (See Instructions): IN

(19)

Svennilson is a managing partner of TCG GP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP, respectively.

(20)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 6,240,638 (21)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,240,638(21)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,240,638(21)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 13.1%(22)
12.	Type of Reporting Person (See Instructions): IN

(21)

Goeddel is a managing partner of TCG GP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP, respectively. Also consists of (i)109,155 shares of Common Stock held directly by The David V. and Alena Z. Goeddel 2004 Trust, over which Goeddel may be deemed to share voting and dispositive control and (ii) 50,000 shares of Common Stock held directly by the Alena Goeddel Irrevocable Trust, over which Goeddel may be deemed to share voting and dispositive control.

(22)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

CUSIP No. 210373106

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,496,526(23)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,496,526(23)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,496,526(23)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 7.3%(24)
12.	Type of Reporting Person (See Instructions): IN

(23)

Kutzkey is a managing partner of Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP, respectively.

(24)	The percentage set forth in row (11) is based on 47,575,521 shares of Common Stock outstanding as of October 23, 2020, as disclosed in the Form 10-Q.

ITEM 2(A).	NAME OF PERSONS FILING

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2019, as amended by Amendment No. 1 filed with the Commission on October 10, 2019 and Amendment No. 2 filed with the Commission on June 24, 2020 (collectively, the “Original Schedule 13G”) by the following reporting persons (each a “Reporting Person” and collectively the “Reporting Persons”): (i) The Column Group, LP (“TCG LP”), (ii) TCG LP’s sole general partner, The Column Group GP, LP (“TCG GP”), (iii) Ponoi Capital, LP (“Ponoi LP”), (iv) Ponoi’s sole general partner, Ponoi Management, LLC (“Ponoi LLC”), (v) Ponoi Capital II, LP (“Ponoi II LP”), (vi) Ponoi II LP’s sole general partner, Ponoi II Management, LLC (“Ponoi II LLC”), (vii) The Column Group III, LP (“TCG III LP”), (viii) The Column Group III-A, LP (“TCG III-A LP”), (ix) The Column Group III GP, LP (“TCG III GP”), the sole general partner of each of TCG III LP and TCG III-A LP and (x) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG GP, and Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the Managing Partners of Ponoi LLC, Ponoi II LLC and TCG III GP. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP III-A, LP
		By:	/s/ David V. Goeddel
By:	The Column Group III GP, LP		David V. Goeddel

By:	/s/ Peter Svennilson	By:	/s/ Tim Kutzkey
Name:	Peter Svennilson		Tim Kutzkey
Title:	Managing Partner
		By:	/s/ Peter Svennilson
Peter Svennilson